Exhibit 4.13
* Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.
EXCLUSIVE LICENSE AGREEMENT
     This Exclusive License Agreement (this “Agreement”) is made as of 15th day of December, 2004 (“Effective Date”) by and between MacroMed, Inc., a Utah corporation, having its principal offices at 9520 S. State, Street, Sandy, Utah 84070 (“MacroMed”) and Diatos SA, a French corporation, having its principal offices at 166 boulevard du Montparnasse, 75014 Paris, France (“Diatos”). MacroMed and Diatos shall be referred to herein, collectively, as the “Parties,” and may be referenced individually as a “Party.”
BACKGROUND
     WHEREAS, MacroMed owns and/or controls certain patent rights, data, know-how and regulatory authorizations pertaining to the OncoGel® product (as further described below, the “Product”).
     WHEREAS, Diatos desires to obtain, and MacroMed desires to grant Diatos, an exclusive license, with a right to grant and authorize sublicenses, under the Licensed Technology (as defined below) to develop and commercialize Products in the Diatos Territory (as defined below), in accordance with the terms and conditions herein.
     WHEREAS, MacroMed desires to supply Diatos with, and Diatos desires to purchase from MacroMed, all or a portion of Diatos’s requirements of the Existing Products for its development and commercialization in the Diatos Territory, in accordance with the terms and conditions herein.
     WHEREAS, MacroMed desires to continue the development and/or commercialization of the Product in the MacroMed Territory (as defined below), by itself, with its other licensees or through Diatos (as described herein).
     NOW, THEREFORE, in consideration of the mutual covenants and premises herein contained, the Parties agree as follows:
ARTICLE 1
DEFINITIONS
     As used in this Agreement, the following terms shall have the meaning indicated:
     1.1 “Affiliate” shall mean an entity which controls, is controlled by or is under common control with a party. For purposes of this definition only, “control” shall mean having the power to direct or cause the direction of the management and policies of the subject entity, whether through the ownership of voting securities, by contract or otherwise, and shall include beneficial ownership (direct or indirect) of at least fifty percent (50%) of the shares of the subject entity entitled to vote in the election of directors (or, in the case of an entity that is not a corporation, in the election of the corresponding managing authority).

     1.2 “Asia” shall mean the countries of Afghanistan, Armenia, Azerbaijan, Bangladesh, Bhutan, Birmania, Brunei Darussalam, Cambodia, China (including Hong Kong and Macau), India, Indonesia, Japan, Kazakhstan, Kyrgyzstan, Laos, Malaysia, Maldives,Mongolia, Myanmar, Nepal, Pakistan, Philippines, Republic of Georgia, Singapore, Sri Lanka,Taiwan, Tajikistan, Thailand, Turkmenistan, Uzbekistan, Vietnam. Notwithstanding the foregoing, Asia shall not include any countries within Europe (as defined below).
     1.3 “Clinical Trial” shall mean any clinical trial involving the administration of a Product to a human subject for the purpose of evaluating the safety, efficacy, performance or other characteristic of such Product.
     1.4 “Commercially Reasonable Efforts” means the commercially reasonable efforts that a business person or company would expend in the normal course of its business to accomplish an important high-priority objective.
     1.5 “Confidential Information” of a Party shall men any information furnished by such Party under this Agreement or the Mutual Confidential Disclosure Agreement between the parties dated April 29, 2004 (the “CDA”) which is (a) marked “Confidential” or with another similar legend if disclosed in writing, or (b) summarized and confirmed in writing as “Confidential” within a reasonable period of time, if disclosed orally or by other intangible means. In addition, all Data disclosed by a Party shall be deemed Confidential Information of such Party, whether or not so marked or confirmed. Notwithstanding the foregoing, Confidential Information shall not include, to the extent it can be established by the receiving Party by competent proof, any information which: (i) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure, (ii) was or becomes generally available to the public or otherwise part of the public domain, other than through any act or omission of the receiving party in breach of this Agreement, (iii) was subsequently lawfully disclosed to the receiving Party by a Third Party who did not receive such information, directly or indirectly, from the disclosing Party, or  (iv) is independently developed by the receiving Party without use of any information or materials disclosed by the disclosing Party.
     1.6 “Control” or “Controlled” by a Party shall mean, with respect to an item of information or intellectual property rights, possession by such Party of the power and authority, whether arising by ownership, license, or other authorization, to disclose such item as required by this Agreement, and/or to grant and authorize licenses or sublicenses under such items that are within the scope granted to the other Party under this Agreement, without violating the terms of any written agreement with any Third Party under which such Party first acquired such rights to such item of information or intellectual property.
     1.7 “Data” of a Party shall mean: (a) research data, pharmacology data, chemistry, manufacturing and control (CMC) data, pre-clinical or non-clinical data, clinical data, safety data; regulatory filings and supporting documentation and data (including information in any drug master files); and any other similar data or documentation; in each case generated, created or used by or under authority of such Party in connection with researching, developing or commercializing Products, including conducting Clinical Trials thereof and seeking or maintaining Marketing Approval therefore; and (b) to the extent available and Controlled by such Party, at any time during the term of this Agreement, any other information submitted, or required to be submitted by either Party in any filings with to Regulatory Authorities in connection with Products.
     1.8 “Diatos Territory” shall mean world-wide except for the United States of America, Canada, Mexico, North Korea and South Korea.
     1.9 “Europe” shall mean (a) the countries of the European Union (as then currently constituted, including any successors thereto), and (b) to the extent not in the European Union as described in clause (a), the countries of: Albania, Andorra, Austria, Belarus, Belgium, Bosnia-Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Gibraltar, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lichtenstein, Lithuania, Luxembourg, Macedonia, Malta, Moldova, Monaco, Netherlands, Norway, Poland, Portugal, Romania, Russia, San Marino, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Ukraine, United Kingdom, Yugoslavia.
     1.10 “Field” shall mean any and all fields of use and indications.
     1.11 “First Commercial Sale” in a country, Region or the Diatos Territory shall mean the first commercial sale of a Product by Diatos, its Affiliates and/or their Sublicensees in such country, Region or Diatos Territory, after Marketing Approval in such country, Region or the Diatos Territory, respectively, has been obtained.
     1.12 “Force Majeure” with respect to a Party, shall mean that performance of such Party (except for payment obligations) is rendered impossible by strike, fire, earthquake, flood, acts of god, acts of public enemy (including terrorism), insurrections, riots, boycotts, governmental acts or orders or restrictions, failure of suppliers (despite use of Commercially Reasonable Efforts to manage the same), failure of the other Party, or any other reason where failure to perform, is beyond the reasonable control and not caused by the negligence, intentional conduct or misconduct of such Party.
     1.13 “Licensed Patents” shall mean (a) those patents and patent applications set forth in Exhibit B, and (b) all issued, unexpired patents and all reissues, renewals, re-examinations and extensions thereof (including any Supplementary Certificate of Protection of a member state of the European Union or any similar protective rights in other countries), and patent applications therefor, and any division or continuations, in whole or in part, substitutions or patents of additions thereof, owned or Controlled by MacroMed as of the Effective Date, or at any time thereafter during the term of this Agreement, which claim or otherwise would be required or useful for the manufacture, sale or use of a Product within the Field in the Diatos Territory. To be clear, though Licensed Patents are generally referred to herein, this term “Licensed Patents,” or any other specific or non-specific reference to a particular patent, such as a patent number in Exhibit B, does not infer that any patent is licensed as a whole to Diatos under this Agreement. Only Product(s) within the Field in the Diatos Territory is/are licensed herein, and Licensed Patents merely provide patent protection for the Product(s) within the Field in the Diatos Territory.

     1.14 “Licensed Know-how” shall mean (a) all Data of MacroMed, and (b) all other information, data, documentation, trade secrets, know-how and tangible materials related to the development, sale, manufacture or use of a Product; provided that clauses (a) and (b) shall be deemed to include only such Data, information or materials to the extent Controlled by MacroMed as of the Effective Date, or at any time thereafter during the term of this Agreement,
     1.15 “Licensed Technology” shall mean the Licensed Patents and the Licensed Know- how.
     1.16 “Licensed Marks” shall mean the trade and service marks, logos, trade dress, trade names or other symbols identified with the Product owned or Controlled by MacroMed, including the trade name OncoGel® or any other name under which the Product may be marketed by MacroMed.
     1.17 “MacroMed Territory” shall mean United States of America, Canada, Mexico, North Korea and South Korea.
     1.18 “Major European Country” shall mean France, Germany or the United Kingdom.
     1.19 “MAA” shall mean a fully completed marketing authorization application (a New Drug Application filed with the U.S.FDA, if in the United States, and a comparable application if outside the United States), including all supporting documentation and data required for such application to be accepted for substantive review, filed with a Regulatory Authority to seek Marketing Approval for a particular indication in a particular country. It is understood that MAA does not include applications for pricing or reimbursement approval.
     1.20 “Manufacturing Patents” Manufacturing Know-how” and “Manufacturing Technology” shall mean the Licensed Patents, Licensed Know-how and Licensed Technology, respectively, that are useful solely for the manufacturing of the Products, and not for the research, development, conduct of clinical trials, filing MAAs and obtaining Marketing Approval for, marketing or sale of Products.
     1.21 “Marketing Approval” shall mean all approvals, registrations or authorizations of any governmental entity that are neccessary for the manufacturing, use, storage, import, transport and sale of a Product in a regulatory Jurisdiction. For countries where governmental approval is required for pricing or reimbursement for the Product to be reimbursed by national health insurance, Marketing Approval shall not be deemed to occur until such pricing or reimbursement approval is obtained; provided, that Marketing Approval shall be deemed to have occurred in such country where government approval of pricing has not been obtained if, at any time, the Party undertakes a full commercial launch of such Product in the country without obtaining such pricing approval.
     1.22 “Net Sales” of a Party shall mean the amounts actually received by such Party, its Affiliates or Sublicensees in consideration of their sales of Product to Third Party customers, less: (a) normal and customary trade, cash and other discounts, allowances and credits actually given; (b) credits or allowances for damaged goods, returns, rejections or recalls of Product actually given; (c) sales taxes, value added taxes, withholding, import/export taxes or other similar taxes (excluding taxes on the income of the selling entity) actually paid; (d) charge back payments or rebates; and (e) packaging, handling fees, prepaid freight, insurance and the like. Sales between or among a Party, its Affiliates or Sublicensees shall be excluded from the computation of Net Sales if such Party, Affiliate or Sublicensee is not an end-user, but Net Sales shall include the subsequent re-sale of such Products to Third Parties. Net Sales shall not include amounts in respect of Product sold or used for development applications (including for clinical trials) or a reasonable number of commercial samples.
     1.23 “Product” shall mean the injectible ReGel®-based formulation of paclitaxel, known as OncoGel, which is the subject of the Investigational New Drug (IND) application no. 60938, including as such may be modified in order to obtain Marketing Approval in either Party’s Territory (the “Existing Product”) and Second Generation Products, if any.
     1.24 “Phase IIa Trial” shall mean a Clinical Trial of the Product in patients with a specific tumor type to evaluate safety and preliminary evidence of efficacy, but is not designed to determine an optimal dose of the product.
     1.25 “Phase IIb Trial” means a clinical trial of the Product in human patients conducted at multiple study sites, the primary endpoints of which to define the optimal dose and clinical end points that will be used during a Phase III Pivotal Trial.
     1.26 “Phase III Pivotal Trial” means a clinical trial of the Product conducted in an expanded patient population at multiple sites which is sufficiently powered and designed to establish safety and efficacy of one or more particular doses in the patients being studied and to provide the statistical and clinical basis for Regulatory Approval of the Product.
     1.27 “Region” shall mean each of (a) Europe, (b) Asia and (c) ROW.
     1.28 “Regulatory Authority” shall mean any national (e.g., the FDA), supra-national (e.g., the European Commission, the Council of the European Union, or the EMEA), or other governmental entity in any jurisdiction of the world involved in the granting of Marketing Approval for pharmaceutical products.
     1.29 “ROW” shall mean the countries in the Diatos Territory outside Europe and Asia.
     1.30 “Royalty Term” shall mean, with respect to the Existing Product, the period commencing on the Effective Date and continuing until the later of (a) * or (b) *. With respect to each Second Generation Product, the Royalty Term shall mean, the period commencing on the *, and continuing until the * or (b) *

* confidential treatment requested

*
     1.31 “Second Generation Product” shall mean any injectible formulation or other formulation for local administration, or any formulation for controlled or sustained release, of a Taxoid(s) (an “Formulated Taxoid”), other than the Existing Product, which is being developed or commercialized by or under the authority of MacroMed, or in which MacroMed otherwise has an interest, at any time during the term of this Agreement. It is understood that each Second Generation Product shall include any modifications made thereto in order to obtain Marketing Approval in either Party’s Territory. Notwithstanding the foregoing, Second Generation Product shall not include the HySolv® or ReSolv® formulation of a Taxoid, which are IV and oral formulations respectively.
          1.31.1 Mechanism for Notification and Inclusion. No Formulated Taxoid being developed by or under the authority of MacroMed shall be eligible to become a Second Generation Product until after MacroMed successfully manufactures such Formulated Taxoid in compliance with GMP. MacroMed shall give Diatos prompt written notice of such successful GMP manufacture, with such notice requesting under this Section 1.31 whether Diatos desires to include the Formulated Taxoid as a Second Generation hereunder. Diatos shall have ninety (90) days following delivery of such written notice during which to request that such Formulated Taxoid be designated as a Second Generation Product under this Section 1.31. If Diatos does not request that such Formulated Taxoid be designated as a Second Generation Product, such Formulated Taxoid shall not be deemed, for any purpose to be a Product hereunder, and such Formulated Taxoid shall not be subject to or governed by the terms of this Agreement. For clarity, except for purposes of Section 3.1(d) below, a Formulated Taxoid shall not become a “Second Generation Product” under this Agreement unless and until Diatos has requested MacroMed to include such Second Generation Product within this Agreement and the Parties confirm in writing that it meets the definition of this Section 1.31; provided, however, that MacroMed shall not grant any Affiliate, or Third Party, any rights in or for the Diatos Territory with respect to any Formulated Taxoid(s) until it has provided Diatos an opportunity to include such Formulated Taxoid(s) as a Second Generation Product hereunder, and Diatos has elected not to do so, in each case in accordance with this Section 1.31.1.
     1.32 “Sublicensee” of a Party shall mean a Third Party to whom such Party has granted: (a) the right to make and sell Products to other Third Parties, with respect to Products made and sold by such Third Party, and (b) the right to distribute a Product in a territory, provided that such Third Party is primarily responsible for the marketing and promotion of such Product within such territory. For the avoidance of doubt, Diatos and MacroMed shall not be deemed Sublicensees of the other, nor shall either Party be deemed to be acting “under authority” of the other Party.
     1.33 “Sublicense Fees” received by a Party shall mean all cash payments, securities (i.e. the cash value thereof) and other amounts received by such Party in consideration of a sublicense in and to the Licensed Technology granted by such Party to a Sublicensee, including license issue fees and milestone payments. Notwithstanding the foregoing, Sublicense Fees shall exclude: (a) royalties on any sales of products or services, including royalties on Sublicensee’s

* confidential treatment requested

Net Sales; (b) reimbursement for actual internal or out-of-pocket costs incurred or to be incurred by or for such Party for research, development, patent prosecution, materials, equipment or clinical testing, but only to the extent that such costs have not already been reimbursed by a Third Party; (c) payment for ongoing or future research or development activities by or for such Party on a full-time equivalent (FTE) basis at reasonable and customary FTE rates; (d) amounts received for services, products, equipment or securities (equity or debt) actually provided to the Third Party by such Party, including transfer pricing for Products or components thereof; (e) amounts received in consideration of intellectual property rights other than Licensed Technology, allocated as set forth in the sublicense agreement, or if not so set forth, as reasonably allocated by such Party, (f) amounts in consideration for the sale of all or substantially all of the business or assets of such Party or its Affiliates whether by merger, acquisition of stock or assets or otherwise; and (g) any governmental charges, including withholding or other taxes (but not income taxes), paid or payable by company on amounts received in consideration for a sublicense under Licensed Technology.
     1.34 “Sublicense Royalties” received by a Party shall mean any royalties on the sale of Products received by such Party in consideration of a sublicense under the Licensed Technology granted by such Party to a Sublicensee, but excluding amounts described in clauses (b) through (g) of Section 1.33 above; provided that Sublicense Royalties shall include transfer price for the ongoing supply of Products by such Party, less the fully burdened costs of such Party in supplying such Products.
     1.35 “Taxoid” shall mean any biologically-active agent isolated from yew (Taxus) trees, or any biologically-active agent produced through fermentation processes or otherwise synthesized into the same or a similar structure and function, including paclitaxel, docetaxel, baccatin III and Cephalomannine, and any derivatives or analogues thereof.
     1.36 “Territory” shall mean in the case of Diatos, the Diatos Territory, and in the case of MacroMed, the MacroMed Territory.
     1.37 “Third Party” shall mean any person or entity other than Diatos, MacroMed and their Affiliates.
     1.38 “Valid Claim” shall mean (a) a claim of an issued and unexpired patent within the Licensed Patents, which has not been held unenforceable, unpatentable or invalid by a final decision of a court or other governmental agency of competent jurisdiction, and which has not been admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, or (b) a claim in a pending patent application within the Licensed Patents being prosecuted in good faith that has not been abandoned or finally rejected and which has been pending for less than five (5) years after the earliest priority date to which it is entitled. In the event subsequent to such five (5) year period, such pending claim is issued as a claim of an issued and un-expired patent included within clause (a) above, such claim shall be reinstated thereafter as a “Valid Claim” in accordance with clause (a) above.
ARTICLE 2
LICENSE

     2.1 Grant. Subject to the terms and conditions of this Agreement, MacroMed hereby grants to Diatos a right and license under the Licensed Technology (a) to use, research, conduct Clinical Trials, develop, register, market, distribute, sell, offer for sale and import Products in the Field in the Diatos Territory and (b) subject to Article 6 below and Exhibit A, to make and have made of the Products worldwide for purposes of clause (a) above. For the avoidance of doubt, Diatos shall not be entitled to exercise rights under this Section 2.1 with respect to, Manufacturing Technology, except pursuant to its Alternate Source rights under Exhibit A.
          2.1.1 Exclusivity. The license set forth in Section 2.1 (a) shall be exclusive even as to MacroMed in the Diatos Territory; provided that MacroMed may manufacture or have manufactured the Products, anywhere in the world (including within the Diatos Territory), for purposes of using, researching, developing, registering, marketing, distributing, selling, offering for sale and importing the Products in the Field in the MacroMed Territory and for supplying Products to Diatos in accordance with Exhibit A hereto.
          2.1.2 Clinical Trials. Upon the request of MacroMed for each proposed Clinical Trial of Products outside the MacroMed Territory, and upon the consent of Diatos therefor (which consent shall not be unreasonably withheld or delayed), MacroMed may conduct such Clinical Trial outside the MacroMed Territory, for purposes of using, researching, developing, registering, marketing, distributing, selling, offering for sale and importing the Products in the Field in the MacroMed Territory. Likewise, MacroMed hereby grants Diatos a license under the Licensed Technology to conduct Clinical Trials of Products outside the Diatos Territory, upon its request for each such proposed Clinical Trial and MecroMed’s consent therefor (which consent shall not be unreasonably withheld or delayed), for purposes of using, researching, developing, registering, marketing, distributing, selling, offering for sale and importing the Products in the Field in the Diatos Territory. Each Party agrees to ensure that any Third Party to whom it grants exclusive rights to conduct Clinical Trials of Products in a country shall be required to not unreasonably withhold or delay a request by the other Party under this Section 2.1.2 to conduct a proposed Clinical Trial of Products in the country to which such Third Party has exclusive rights.
          2.1.3 No Sales outside its Respective Territory. Except as otherwise mutually agreed in writing, Diatos and its Affiliates and Sublicensees shall not market, distribute, sell or offer to sell any Products outside the Diatos Territory, nor authorize or assist any Third Party to do so, and MacroMed and its Affiliates and Sublicensees shall not market, distribute, sell or offer to sell any Products outside the MacroMed Territory (except the Products to Diatos hereunder), nor authorize or assist any Third Party to do so.
     2.2 Sublicenses. Subject to Section 3.2 below, Diatos shall have the right to grant and authorize sublicenses to its Affiliates and Third Parties under the license set forth in Section 2.1 above; provided that the terms and conditions of each such sublicense do not conflict with the terms and conditions of this Agreement. Promptly upon entering into any sublicense agreement with respect to the Licensed Technology, Diatos shall provide to MacroMed a redacted copy of such sublicense agreement, disclosing the identity of the sublicensee and all other items that affect MacroMed’s revenues and rights under this Agreement therefrom.

     2.3 Diligence. Diatos shall use Commercially Reasonable Efforts to develop, obtain Marketing Approval for and commercialize, by itself or through Sublicensee(s), at least one Product in one or more of the Major European Countries, in Japan (as described in Section 2.3.2 below), and in any other countries in the Diatos Territory deemed appropriate by Diatos. MacroMed shall use Commercially Reasonable Efforts to develop and commercialize, by itself or through Sublicensee(s), at least one Product in the United States and in any other countries in the MacroMed Territory deemed appropriate by MacroMed. The obligations of the Parties to develop and commercialize Products, as set forth in this Section 2.3, shall extend to and include Second Generation Products, if any; provided that it is understood that this sentence shall not require either Party to be developing more than one Product at any particular time.
          2.3.1 Europe. Diatos, by itself or through Sublicensee(s) shall use Commercially Reasonable Efforts to initiate a first Clinical Trial of the first Product in or for Europe, on or prior to * after (a) MacroMed certifies to Diatos, in writing, that it has completed its transfer of all Data and other Licensed Know-how to Diatos pursuant to Section 3.4 below, including its current plans for a Clinical Trial, the protocols therefor and other supporting information collected or developed for such trial, provided Diatos has not identified to MacroMed within * after receiving such certificate any specific Data or Licensed Know-how that have been not transferred, and (b) adequate Clinical Supplies for such trial, to be supplied by MacroMed in accordance with Exhibit A, have been released in accordance Regulatory Requirements in Europe (“Release Date”); and provided that (c) such Clinical Supplies are actually delivered to Diatos in a timely manner for such trial, and (d) there are no factors beyond Diatos’s reasonable control that would prevent Diatos (despite its use of Commercially Reasonable Efforts) from iniuating such Clinical Trial within such time period, including e.g. regulatory difficulties, the inability of clinical investigator(s) to recruit the appropriate number and type patients, death, retirement, relocation or other withdrawal of clinical investigator(s) from conducting such trial, etc.
          2.3.2 Japan. Diatos, by itself or through Sublicensee(s), shall use Commercially Reasonable Efforts to commence development and/or commercialization of at least one Product in Japan * after the Effective Date, unless otherwise mutually agreed by the Parties. As used herein, for purposes of this Section 2.3.2, Diatos shall be deemed to have “commenced” development and/or commercialization in Japan if, without limitation, Diatos has initiated Clinical Trials of a Product in or for Japan or if Diatos has obtained a Sublicensee for a Product in Japan.
          2.3.3 Sublicenses. With respect to a Sublicensee to whom Diatos grants rights to control the development of, and/or rights to control the marketing and commercialization of, Product(s) in a particular territory, Diatos shall require that such Sublicensee agree to exercise Commercially Reasonable Efforts in such development and/or commercialization, respectively, of such Product(s) in such territory.
     2.4 Responsibility for Development and Commercialization. Each Party shall be responsible for all its costs of development activities required to obtain Marketing Approval of the Products in its Territory. As between the Parties, each Party shall control the development

* confidential treatment requested

and commercialization of the Products in its Territory, subject to the terms and conditions of this Agreement. Each Party shall own all regulatory filings made by such Party in its Territory.
     2.5 Abandonment of countries in each Party’s Territory. On an Abandoned Market-by-Abandoned Market (as defined below) basis, in the event a Party makes an affirmative company decision that it does not desire to develop or commercialize the Products, by itself or through Sublicensees, in such Abandoned Market in its Territory, then such Party (the “Abandoning Party”) shall promptly notify the other Party of such company decision, in writing. Such other Party shall then have a right of discussion as follows: upon the request of the non-Abandoning Party within ninety (90) days after such notice, the Parties agree to meet and to negotiate in good faith to enter into an agreement with respect to development and/or commercialization rights for the Products in the Abandoned Market(s), on mutually agreeable terms; provided that neither Party shall be obligated to negotiate for more than a ninety (90) day period after such request by the non-Abandoning Party (“Negotiation Period”). In the event the Parties do not agree on the terms of such an agreement within the Negotiation Period, then the non-Abandoning Party may, upon written request within thirty (30) days after the end of the Negotiation Period, submit the question of commercially reasonable terms for the development and/or commercialization of Products in the Abandoned Market to binding arbitration in accordance with Section 12.3. Such terms shall be determined based on the developmental, clinical or commercial stage of the Products in such Abandoned Market, the relative contribution of the Parties thereto, anticipated margins and commercial potential, the terms and conditions of this Agreement and the royalty rates and financial terms then-prevailing and/or customary in the marketplace for like products for such Abandoned Market. In the event the non-Abandoning Party does not request such arbitration within such thirty (30) day period, then this Section 2.5 shall have no further force or effect with respect to the Abandoned Market. As used herein, an “Abandoned Market” means a country in either Party’s Territory, except that all of the countries that constitute the European Union shall be deemed, collectively, a single Abandoned Market.
ARTICLE 3
COLLABORATlON
     3.1 Collaboration Committee. The Parties shall establish a committee (the “Collaboration Committee or “CC”) to coordinate and facilitate communications regarding the development and commercialization of the Products worldwide. The CC will consist of two (2) representatives from each Party, one of whom shall be a senior executive of each Party. The CC will (a) discuss regulatory strategy and activities and the clinical studies of the Products that are to be conducted, including projected requirements of clinical supplies of Products by Diatos, (b) review and provide comments on the protocols for such clinical studies and the regulatory filings for the Products, including clinical trials under Section 2.1.2 above, (c) discuss commercialization strategy and activities, including sublicensing plans, and manufacturing issues such as validation, regulatory qualification, and scale-up to commercial production, (d) discuss any actual or potential Second Generation Products, plans therefor and the progress of their development and/or commercialization, (e) facilitate the exchange of Data and other information and/or materials between the Parties, and (f) otherwise coordinate the development of the Products in the Diatos Territory and the MacroMed Territory.

          3.1.1 Meetings The CC shall meet once each calendar quarter until First Commercial Sale of the Products in the Diatos Territory, and thereafter twice annually during the term of this Agreement, unless otherwise agreed by the Parties. Such meetings shall be in person at least every other meeting, alternating between the facilities of each Party unless otherwise mutually agreed, and the other meetings may be through telephone or video conference or other mutually agreeable means. With the consent of the CC members, other representatives of MacroMed or Diatos may attend CC meetings as observers. Each Party shall bear its own personnel and travel costs and expenses relating to CC meetings.
          3.1.2 Reports. In addition to any other information required to be provided by each Party hereunder, prior to each CC meeting under Section 3 .1.1 above, each Party shall provide the CC at least five (5) business days prior to each meeting, with a written report summarizing the progress of the development and commercialization activities of such Party, its Affiliates and Sublicensees during the preceding period, including informing the CC of any significant events relating to the development and commercialization of the Products that may impact the other Party or any Product.
          3.1.3 Advisory Nature. The CC shall be advisory in nature only. Each Party shall retain the rights, powers and discretion granted to it hereunder, and the CC shall not be delegated or vested with such rights, powers or discretion unless such delegation or vesting is expressly provided herein or the Parties expressly so agree in writing. The CC shall not have the power to amend or modify this Agreement, and its decisions shall not be in contravention of any terms and conditions of this Agreement.
          3.1.4. Escalation. Notwithstanding Section 3.1.3 above, in the event that either Party (“Concerned Party”) reasonably believes that an action proposed by the other Party (“Acting Party”) would adversely impact the development, approval or marketing of any Product in the Concerned Party’s Territory, or the other Party has materially changed the form or composition of the Product(s) for which such other Party is seeking Marketing Approval in such other Party’s Territory, the Concerned Party may refer the matter to be discussed by the CEO’s of MacroMed and who Diatos, who shall meet promptly and negotiate in good faith to resolve the dispute. If dispite such good faith efforts, the parties are unable to resolve such dispute, it is understood that the Acting Party shall have the right to proceed with its desired course of action, provided that such course is consistent with the terms and conditions of this Agreement, and Article 12 shall not apply thereto.
     3.2 Sublicense Activities. The Parties shall, from time to time as mutually agreed, discuss and coordinate their respective sublicensing activities and opportunities with respect to the Licensed Technology, in order for the Parties to maximize the financial and strategic value of Products and of the Licensed Technology worldwide. It is understood and agreed that neither Party shall be obligated under this Section 3.2 to pursue any specific sublicensing opportunities or grant any sublicenses to any third party, except as agreed by such Party. However, each Party shall use Reasonable Commercial Efforts to ensure that the other Party shall have access to relevant information in such Party’s possession regarding the proposed deal terms and the identity, plans and capabilities of the proposed Sublicensee, to the extent pertaining to the Products or the Licensed Technology, as requested by the other Party.

     3.3 Sharing of Data. Each Party shall promptly provide the other Party access to, copies of and rights to reference all Data to the extent Controlled by such Party, including at any time upon request of such other Party. For purposes of the foregoing, each Party shall ensure that it has obtained access to, copies of, and rights to reference all Data generated or in the possession of its Affiliates, Sublicensees and contractors so that it may provide the same to the other Party for use and disclosure as permitted under this Section 3.3, Each Party may use and disclose the Data provided by the other Party as may be necessary or desirable in developing, manufacturing and/or commercializing the Product in its respective Territory subject to the obligations of confidentiality contained in Article 8 below.
     3.4 Technology Transfer. MacroMed shall at its own cost provide to Diatos (a) within forty five (45) days after the Effective Date a copy of each tangible item of Licensed Know-how in its possession other than Manufacturing Know-how, and (b) within sixty (60) days after the Effective Date a copy of each tangible item of Manufacturing Know-how.
          3.4.1 Assistance. During the six (6) month period after the Effective Date, MacroMed shall at its own cost make its personnel reasonably available as requested by Diatos for consultation regarding any Licensed Know-how or the Products or the use, development, manufacture and/or sale of the Products. In addition, during such six (6) month period, MacroMed shall at its own cost provide such reasonable further assistance as requested by Diatos, to ensure the effective transfer of the Licensed Know-how to Diatos and to assist in Diatos’s efforts to understand and implement the same. After such six (6) month period, MacroMed agrees that it shall not unreasonably refuse any request for other consultation or technical assistance by Diatos to ensure effective transfer of the Licensed Know-how. Without limiting the foregoing, if Diatos identifies a particular item of Licensed Know-how that MacroMed possesses but that was not transferred to Diatos, and Diatos would be impeded by not having such item, MacroMed shall at its own cost use Commercially Reasonable Efforts to provide the same to Diatos as soon as practicable. The “costs” for which MacroMed shall be responsible in connection with providing the assistance required by this Section 3.4.1 shall not include the actual and reasonable travel costs and expenses of its employees incurred when providing assistance to Diatos outside the Salt Lake City, Utah metropolitan area All such costs and expenses shall be the sole responsibility of Diatos.
          3.4.2 Updates. During the Royalty Term, MacroMed shall at its’ own cost, regularly on its own initiative and at any time upon the request of Diatos, update its transfer of Licensed Know-how hereunder, including by providing Diatos copies of Licensed Know-how developed or acquired after the Effective Date.
     3.5 Adverse Event Reporting. The Parties will prepare a standard operating procedure governing the collection, investigation, reporting, and exchange of information concerning adverse drug reactions, quality and other complaints, sufficient to permit each party to comply with its legal and regulatory obligations. Such standard operating procedure will be promptly updated if required by changes in legal or regulatory requirements. Subject to the foregoing, each Party shall promptly inform the other party about any adverse drug reactions, as well as any non-adverse serious (e.g. from Product overdose) and any toxicity, sensitivity, failure of expected pharmacological action, or laboratory abnormality which is, or is thought by the reporter, to be serious or associated with relevant clinical signs or symptoms, in each case of which such party becomes aware or is informed about regarding the use of a Product in either Party’ Territory. Each Party shall ensure that its Affiliates and Sublicensees shall comply with the foregoing obligations as if a Party.
ARTICLE 4
LICENSE FEES AND MILESTONES
     4.1 License Fee. In partial consideration of the rights and license granted by MacroMed to Diatos under this Agreement, Diatos shall pay MacroMed a license fee of * Dollars (US $*) within thirty (30) days after the Effective Date. It is understood and agreed that the Fifty Thousand Dollars (US $50,000) paid by Diatos to MacroMed in connection with the Exclusivity Letter shall be fully creditable against such license fee.
     4.2 European Milestones. In further consideration of the rights and license granted by MacroMed to Diatos under this Agreement,
          4.2.1 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days * by Diatos or its Affiliates.
               (a) Notwithstanding the foregoing, in the event the milestone set forth in Section 4.2.1 above is not triggered within * after Release Date (as defined in Section 2.3.1), and provided that the Clinical subject to such release are actually delivered to Diatos in a timely manner in accordance with Exhibit A, Diatos shall pay MacroMed * (US $*) within thirty (30) days after the end of such * period, and * Dollars (US $*) within thirty (30) days after * by Diatos or its Affiliates. The Parties agree that the such payments shall be in lieu of, and not in addition to, the * Dollars (US $*) set forth in Section 4.2.1 above.
               (b) For clarity, the total amounts paid under this Section 4.2.1 shall not exceed * Dollars (US $*), unless Section 4.2.1(a) applies, in which case it shall not exceed * Dollars (US $*).
          4.2.2 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the * by Diatos or its Affiliates.
          4.2.3 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the * by Diatos or its Affiliates.

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          4.2.4 *. In the event the * by Diatos or its Affiliates is *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *. In the event such *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *, and an additional * Dollars (US $*) within thirty (30) days after * by Diatos or its Affiliates. It is understood and agreed that the total amounts paid under this Section 4.2.4 shall not exceed * Dollars (US $*).
          4.2.5 *. In the event the * by Diatos or its Affiliates’ * is *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *. In the event such *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *, and an additional * Dollars (US $*) within thirty (30) days after the * by Diatos or its Affiliates is *. It is understood and agreed that the total amounts paid under this Section 4.2.5 shall not exceed * Dollars (US $*).
          4.2.6 *. In the event the first * by Diatos or its Affiliates *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *. In the event such *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *, and an additional * Dollars (US $*) within thirty (30) days after the * is obtained by Diatos or its Affiliates in a *. It is understood and agreed that the total amounts paid under this Section 4.2.6 shall not exceed * Dollars (US $*).
          4.2.7 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after * by Diatos or its Affiliates first * Dollars (US $*).
          4.2.8 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after * by Diatos or its Affiliates first * Dollars (US $*).
          4.2.9 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the * by Diatos or its Affiliates, *

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* by Diatos or its Affiliates.
          4.2.10 Certain Conditions.
               (a) Aggregate Total. For the avoidance of doubt, each milestone payment in this Section 4.2 above shall be made no more than once, and Diatos shall owe not more than an aggregate maximum of * Dollars (US $*) under this Section 4.2.
               (b) Sublicensees. The milestones set forth in this Section 4.2, and Sections 4.3 and 4.4 below, shall be due only upon the achievement of the corresponding events by Diatos and/or its Affiliates, but not by Sublicensees. In the case of achievement by Sublicensees, Diatos shall pay MacroMed a percentage of the Sublicense Fees thereof in accordance with Section 4.5 below.
               (c) Payment of Catch-up Milestones. If at the time any of the milestone payments set forth in Sections 4.2.1 through Section 4.2.6 is achieved and any prior milestones in Section 4.2 have not been triggered, then the payments for such prior milestones shall then be triggered and due, subject, in regard to Clinical Milestones (as defined below) only, to Section 4.2.10(d). If at the time any of the milestone payments set forth in Sections 4.3.1 through Section 4.3.6 is achieved and any prior milestones in Section 4.3 have not been triggered, then the payments for such prior milestones shall then be triggered and due, subject, in regard to Clinical Milestone only, to Section 4.2.10(d) below. If at the time any of the milestone payments set forth in Sections 4.4.1 through Section 4.4.6 is achieved and any prior milestones in Section 4.4 have not been triggered, then the payments for such prior milestones shall then be triggered and due, subject, in regard to Clinical Milestones only, to Section 4.2.10 (d) below. In each case, the amounts due for the prior milestones triggered pursuant to this Section 4.2.10(c) shall be determined assuming the same country(ies) are involved as in the milestone which was actually achieved.
               (d) Timing of Clinical Milestones.  “Clinical Milestone Payments” shall mean the payments required by Sections 4.2.1 through 4.2.3, 4.3.1 through 4.3.3, and 4.4.1 through 4.4.3 hereof.
               (i) Serial Achievement. If more than one Clinical Milestone Payment in any Region is triggered within any twelve (12) month period by reason of the serial achievement of more than one (1) Clinical Milestones within such twelve (12) month period (and not as the result of the application of Section 4.2.10(c) hereof), then only the first of such Clinical Milestone Payments shall be due within thirty (30) days following its achievement, and the additional Clinical Milestone Payments shall be deferred as follows:
                    (1) If the subsequent Clinical Milestone Payment is a payment specified in Sections 4.2.2, 4.3.2 or 4.4.2, then the required payment shall be deferred for a period of six (6) months from the date of the triggering event; and

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                    (2) If the subsequent Clinical Milestone Payment is a payment specified in Sections 4.2.3, 4.3.3 or 4.4.3, the required payment shall be deferred for a period of twelve (12) months from the date of the triggering event.
               (ii) Timing of Catch-up Milestones. If more than one Clinical Milestone payment in any Region is triggered by the achievement of a Clinical Milestone and the application of Section 4.2.10(c) above, then Diatos shall only be required to pay the highest of such Clinical Milestone Payments within thirty (30) days following the triggering event, and the remainder of the required Clinical Milestone Payments shall be deferred for a period of six (6) months from the date of the triggering event, at which time they shall be paid by Diatos in full. For clarity, if more than one Clinical Milestone Payment in a Region is triggered by the achievement, in such Region, of a non-Clinical Milestone (i.e. the milestones specified in Sections 4.2.4 through 4.2.6, 4.3.4 through 4.3.6, and 4.4.4 through 4.4.6 hereof), then this Section 4.2.10(d)(ii) shall not apply, and all Clinical Milestone Payments so triggered shall be due within thirty (30) days of the triggering event.
               (iii) Interest. Any Clinical Milestone Payments which are deferred by reason of the provisions of this Section 4.2.10(d) shall bear interest from thirty (30) days after the triggering event in question until payment thereof is made by Diatos, in full, at an annual rate equal to “prime” (as quoted in the Western Edition of the Wall Street Journal under the heading “Money Rates” on the next business day following the date of the triggering event).
               (e) Single Event. In the event a single * triggers more than one milestone payment under Sections 4.2, 4.3 and 4.4 the Parties agree that only the milestone payments for the highest Region shall actually be due within thirty (30) days and the milestone payments for the other Regions that are triggered by such event shall be deferred until twelve (12) months after the date of the triggering event. For example, in the event a * shall be due (if not already paid) within thirty (30) days, and the * shall be paid in full (if not already paid) within thirty (30) days after twelve (12) months from the *.
     4.3 *. In further consideration of the rights and license granted by MacroMed to Diatos under this Agreement,
          4.3.1 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after * by Diatos or its Affiliates.
          4.3.2 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after * by Diatos or its Affiliates.

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          4.3.3 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the * by Diatos or its Affiliates.
          4.3.4 *. In the event the * by Diatos or its Affiliates is *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *. In the event such MAA is not *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *, and an additional * Dollars (US $*) within thirty (30) days after the * by Diatos or its Affiliates. It is understood and agreed that the total amounts paid under this Section 4.3.4 shall not exceed * Dollars (US $*).
          4.3.5 *. In the event the * by Diatos or its Affiliates *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *. In the event such *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *, and an additional * Dollars (US $*) within thirty (30) days after the first * by Diatos or its Affiliates is *. It is understood and agreed that the total amounts paid under this Section 4.3.5 shall not exceed * Dollars (US $*).
          4.3.6 *. In the event the first * by Diatos or its Affiliates in *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *. In the event such *, Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after such *, and an additional * (US $*) within thirty (30) days after the * by Diatos or its Affiliates in *. It is understood and agreed that the total amounts paid under this Section 4.3.6 shall not exceed * Dollars (US $*).
          4.3.7 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after * by Diatos or its Affiliates first * Dollars (US $*).
          4.3.8 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after * by Diatos or its Affiliates first * Dollars (US $*).

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          4.3.9 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the * by Diatos or its Affiliates, * by Diatos or its Affiliates.
          4.3.10 Certain Conditions. For the avoidance of doubt, each milestone payment in this Section 4.3 above shall be made no more than once, and Diatos shall owe not more than an aggregate maximum of * Dollars (US $*) under this Section 4.3. Certain other conditions with respect to the milestone payments of this Section 4.3 are set forth in Section 4.2.10 above.
     4.4 *. In further consideration of the rights and license granted by MacroMed to Diatos under this Agreement,
          4.4.1 *. Diatos agrees to pay MacroMed * (US $*) within thirty (30) days after * by Diatos or its Affiliates.
          4.4.2 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the *.
          4.4.3 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the *.
          4.4.4 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the *.
          4.4.5 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the *.
          4.4.6 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the *.
          4.4.7 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after * Dollars (US $*).
          4.4.8 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after * Dollars (US $*).

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          4.4.9 *. Diatos agrees to pay MacroMed * Dollars (US $*) within thirty (30) days after the *.
          4.4.10 Certain Conditions. For the avoidance of doubt, each milestone payment in this Section 4.4 above shall be made no more than once, and Diatos shall owe not more than an aggregate maximum of * Dollars (US $*) under this Section 4.4. Certain other conditions with respect to the milestone payments of this Section 4.4 are set forth in Section 4.2.10 above.
     4.5 Sublicensees. In further consideration of the rights and license granted by MacroMed to Diatos under this Agreement, Diatos shall pay MacroMed * percent (*%) of Sublicensee Fees received by Diatos (the “Sublicense Fee Share”) within thirty (30) days after receipt thereof; provided however that, on a Region-by-Region basis at no time shall the Sublicense Fee Share for a Region plus the Diatos Milestone Payments for such Region be (a) greater than * percent (*%) or (b) less than * percent (*%) of the Total Deemed Milestones for such Region. For purposes of this Section 4.5, Sublicense Fees received for more than one Region, e.g. up-front license fees received by Diatos from a Sublicensee whose Sublicense covers countries in more than one Region, shall be allocated among such Regions in the * proportion contemplated by Sections 4.2, 4.3 and 4.4 in regard to milestone payment levels for Europe-Asia-ROW respectively.
          4.5.1 “Diatos Milestone Payments.” for the Region(s) of Europe, Asia and/or ROW, shall mean the amounts paid by Diatos under Sections 4.2, 4.3 and/or 4.4 above, respectively (including via amounts credited pursuant to Section 4.5.4, 7.2 or 7.3 below or Exhibit A).
          4.5.2 “Total Deemed Milestones.” for the Region(s) of Europe, Asia and/or ROW, shall mean the total milestones that have or would have accrued under Sections 4.2, 4.3 and/or 4.4, respectively, assuming there were no Sublicenses, and the activities of the Sublicensees were activities of Diatos.
          4.5.3 Excess Sublicense Fee Share. In the event the * (*%) threshold described in Section 4.5(a) above is exceeded with respect to a Region, the excess Sublicense Fee Share for such Region shall be deferred and shall not be due, to the extent such threshold continues to be exceeded for such Region. If such condition continues until the expiration or termination of this Agreement, then such excess Sublicense Fee Share for such Region shall not be due nor paid.
          4.5.4 Shortfall in Sublicense Fee Share. In the event the condition specified in Section 4.5(b) above exists, at any time, with respect to a Region, (including without limitation, as the result of the achievement by a Sublicensee of a milestone specified in Sections 4.2, 4.3 or 4.4 hereof for such Region), Diatos shall pay MacroMed the difference between (i) * percent (*%) of the Total Deemed Milestones for such Region, and (ii) the sum of the Sublicense Fee Share if any, theretofore actually paid in respect of such Region and Diatos

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Milestone Payments for such Region. Such payment shall be creditable against future payments under Sections 4.2, 4.3 or 4.4 above for such Region or future payments of Sublicense Fee Share under this Section 4.5 for such Region.
ARTICLE 5
ROYALTIES
     5.1 Net Sales of Diatos and its Affiliates. In further consideration of the rights and license granted by MacroMed to Diatos under this Agreement, Diatos agrees to pay MacroMed a running royalty as set forth in the table below of the Net Sales of Products during the Royalty Term by Diatos and its Affiliates (but not their Sublicensees, which are separately addressed in Section 5.3 below), in accordance with Section 5.5 below. As used herein, “Annual Net Sales” of a Product shall mean the Net Sales of such Product sold in the Diatos Territory by Diatos and its Affiliates (but not their Sublicensees) during each successive twelve (12) month period after the First Commercial Sale of Products during the Royalty Term (each, a “Royalty Year”).

ROYALTY
NET SALES	PERCENTAGE
With respect to that portion of Annual Net Sales of such Product, equal to or less than US $* Dollars (US $*)	*	%

With respect to that portion of Annual Net Sales of such Product, greater than US $* Dollars(US $*) and less than or equal to US $* Dollars (US $*)	*	%

With respect to that portion of Annual Net Sales of such Product, greater than US $* Dollars (US $*)	*	%
     5.2 Adjustments to Royalties.
          5.2.1 No Exclusivity. On a country-by-country and Product-by-Product basis, in the event of expiration of, or if there are no, Valid Claims in a country covering the sale of a Product in such country, the royalties payable thereafter under this Article 5 on the Net Sales of such Product in such country shall be reduced by * percent (*%), prior to the application of any credits. Similarly, on a country-by-country basis, in the event there is a Subject Infringement in such country, wherein the alleged infringing product is sold or used for any same tumor type as a Product sold or used by or under authority of Diatos, and the Parties make a Decision Not to Enforce (as defined in Section 7.3.1 below) against such Subject Infringement, the royalties payable thereafter under this Article 5 on the Net Sales of Products in such country shall be reduced by * percent (*%), prior to the application of any credits, until such Subject Infringement is otherwise abated and either Party has notified the other Party thereof. In the event that, in any reporting period, there are Net Sales that are subject to a * percent (*%) reduction as set forth in this Section 5.2.1 and Net Sales that are not subject to such a * percent (*%) reduction, the Net Sales subject to such a * percent (*%) reduction shall be

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allocated, to the extent applicable, among the three royalty categories set forth in the table above (each a “Royalty Band”), proportionally with the Net Sales not subject to such a fifty percent (50%) reduction.
          5.2.2 Third Party Royalties.
               (a) In the event that Diatos or its Affiliates believe that they are obligated to pay a third party royalties or other amounts for patent rights or technologies (“Third Party IP”) in connection with a Product or the development or commercialization thereof in the Diatos Territory, or that the payment of such royalties or other amounts is necessary or appropriate in order to so develop and commercialize Licensed Technology (“Third Party Payments”), Diatos shall give MacroMed written notice thereof. Within thirty (30) days of the date of such written notice, MacroMed will discuss with Diatos, in good faith, the Third Party IP and the proposed Third Party Payments specified in such written notice.
               (b) In the event (i) MacroMed agrees that the proposed Third Party IP is necessary or appropriate (which agreement MacroMed shall not unreasonably withhold or delay), or (ii) the Third Party Payments are ordered by final order of a court of competent jurisdiction, Diatos may deduct the Third Party Payments from the royalties due to MacroMed under Section 5.1 and from its payment of the Sublicense Royalty Share under Section 5.3 below. In the event conditions (i) or (ii) are not met, then Diatos may still license or otherwise acquire such Third Party IP for the Products in the Diatos Territory, but Diatos may only deduct * percent (*%) of such Third Party Payments from the royalties due to Macromed under Section 5.1 and from its payment of the Sublicensee Royalty Share under Section 5.3 below.
               (c) MacroMed shall be deemed to have agreed that a license of Third Party patent rights or technologies for the Product is necessary or appropriate for the Diatos Territory (i.e. condition (i) in Section 5.2.2(b) above is deemed to be met) if MacroMed obtains a corresponding license for Products in the United States or another country in the MacroMed Territory.
               (d) In the event MacroMed fails to respond within thirty (30) days after written notice required by Section 5.2.2(a), or affirmatively notifies Diatos that it agrees that such Third Party IP is necessary or appropriate, then MacroMed shall irrevocably be deemed to have approved the Third Party IP which are the subject of such notice.
          5.2.3 Combination Products. In the event that a Product is sold for a single combined price in combination with other products, components (including active ingredients) or services for which no amounts would be payable to MacroMed if sold separately, amounts invoiced for such combination sales for purposes of calculating Net Sales on the sales of the Product in such combination shall be allocated in a pro rata basis between the value(s) of such Product and of such other products, components or services, provided that in no event shall the Net Sales of the Product in such combination be less than the average arms-length price of such Product, if being sold separately.

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     5.3 Net Sales by Sublicensees. In further consideration of the rights and license granted by MacroMed to Diatos under this Agreement, Diatos shall pay MacroMed * percent (*%) of Sublicensee Royalties received by Diatos (the “Sublicense Royalty Share”) in accordance with Section 5.5 below; provided however that, on a Region-by-Region basis, at no time shall the Sublicense Royalty Share for a Region plus the Diatos Royalty Payments for such Region be (a) greater than * percent (*%) of the Deemed High-End Royalties or (b) less than * percent (*%) of the Deemed Low-End Royalties for such Region.
          5.3.1 “Diatos Royalty Payments” for a Region shall mean the amounts paid by Diatos pursuant to Sections 5.1 and 5.2 on the Net Sales in such Region by Diatos and its Affiliates, including via amounts credited pursuant to Sections 5.3.4, 7.2 or 7.3 below or Exhibit A.
          5.3.2 “Deemed High-End Royalties” for the Region shall mean the royalties that have or would have accrued pursuant to Sections 5.1 and 5.2 with respect to the activities of the Sublicensee, assuming there were no sublicense, the activities of the Sublicensee were activities of Diatos, and such royalties were charged at the highest Royalty Band (i.e. at *%, subject to the adjustments set forth in Section 5.2). It is understood and agreed that any costs incurred by the Sublicensee for Third Party patent rights, patent prosecution or enforcement, if reported to Diatos and affecting the amounts received by Diatos from the Sublicensee, shall be deemed such costs incurred by Diatos for purposes of calculating Deemed High-End Royalties; provided that the portion of such costs for Third Party Patent rights which may be deducted will be determined pursuant to the provisions of Section 5.2.2 above.
          5.3.3 “Deemed Low-End Royalties” for the Region shall mean the royalties that have or would have accrued pursuant to Sections 5.1 and 5.2 with respect to the activities of the Sublicensee, assuming there were no sublicense, the activities of the Sublicensee were activities of Diatos, and such royalties were charged at the lowest Royalty Band (i.e. at *%, subject to the adjustments set forth in Section 5.2). It is understood and agreed that any costs incurred by the Sublicensee for Third Party patent rights, patent prosecution or enforcement, if reported to Diatos and affecting the amounts received by Diatos from the Sublicensee, sha|l be deemed such costs incurred by Diatos for purposes of calculating Deemed Low-End Royalties; provided that the portion of such costs for Third Party patent rights which may be deducted by Diatos will be determined pursuant to the provisions of Section 5.2.2 above.
          5.3.4 Excess Sublicense Royalty Share. In the event the * (*%) threshold described in Section 5.3(a) above is met with respect to a Region, the excess Sublicense Royalty Share for such Region shall be deferred and shall not be due, to the extent condition specified in Section 5.3 (a) continues to be met for such Region. If such condition continues until the expiration or termination of this Agreement, then such excess Sublicense Royalty Share for such Region shall not be due nor paid.
          5.3.5 Shortfall in Sublicense Royalty Share. In the event.the condition specified in Section 5.3(b) above is met with respect to a Region, Diatos shall pay the difference between (i) * percent (*%) of the Deemed Low-End Royalties for such Region and (ii) the sum

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of the Sublicense Royalty Share and Diatos Royalty Payments for such Region. Such payment shall be creditable against future payments made pursuant to Sections 5.1 and 5.2 for such Region or future payments of the Sublicense Royalty Share under this Section 5.3 for such Region.
     5.4 Single Royalty. Only one royalty shall be paid with respect to each unit of Product that is subject to royalties under this Article 5, without regard to whether more than one claim in the Licensed Patents is applicable to such Product or the number of transfers. In no event shall more than one royalty be due under this Article 5 with respect to any Product unit.
     5.5 Reports. Commencing upon the First Commercial Sale of a Product in the Diatos Territory, within sixty (60) days after each March 31, June 30, September 30 and December 31 thereafter, Diatos shall deliver to MacroMed a true and accurate report, giving such particulars of the business conducted by Diatos, its Affiliates and its Sublicensees during the preceding three (3) calendar months, as are pertinent to account for payments under this Article 5. Simultaneously with the delivery of each such report, Diatos shall pay to MacroMed the total amounts, if any, due to MacroMed pursuant to this Article 5 for the period of such report.
     5.6 Records. Diatos and its Affiliates shall keep complete and accurate records in sufficient detail to enable the amounts payable hereunder to be determined. Upon MacroMed’s written request, but not more frequently than once per calendar year, Diatos and its Affiliates shall permit representatives or agents of MacroMed at MacroMed’s expense, to examine such records during regular business hours for the purpose of verifying any report required under this Agreement made not more than three (3) years prior to the date of MacroMed’s request. Diatos agrees to either (a) require each of its Sublicensees to maintain similar books and records and to open such records for inspection by a designee of MacroMed, on behalf of, and as required by, MacroMed for the purpose of verifying payments hereunder, or (b) obtain such audits rights from the Sublicensee for itself and exercise such audit rights on behalf of MacroMed upon MacroMed’s request and disclose the results thereof to MacroMed. Any examinations conducted by MacroMed under this Section 5.6 shall be at the expense of MacroMed, unless a variation or error producing an underpayment exceeding five percent (5%) of the amount owed during the audited period is established in the course of any such inspection, whereupon all out- of-pocket costs of such audit of such period will be at the expense of Diatos.
     5.7 U.S. Dollars; Payment Method; Currency Conversion. All dollar amounts set forth in the Agreement are set forth in United States Dollars. All payments due hereunder shall be made in United States Dollars by bank wire transfer in immediately available funds to an account designated by MacroMed in a written notice to Diatos. If any currency conversion shall be required in connection with the payment of royalties hereunder, such conversion shall be made by using the averaged buying and selling exchange rate for conversion of the foreign currency into United States Dollars, quoted for current transactions reported in The Wall Street Journal for the last business day of the quarter to which such payment pertains.
     5.8 Withholding Taxes. Any withholding or other tax that is required by law to be withheld with respect to payments owed by Diatos, its Affiliates or their Sublicensees pursuant to this Agreement shall be deducted from such payment prior to remittance. Diatos, its Affiliates and their Sublicensees shall promptly furnish MacroMed evidence of any such taxes withheld. If any currency conversion shall be required in connection with the calculation of taxes hereunder, such conversion shall be made by using the averaged buying and selling exchange rate for conversion of the foreign currency into United States Dollars, quoted for current transactions reported in The Wall Street Journal for the last business day of the quarter to which such payment pertains.
ARTICLE 6
MANUFACTURE AND SUPPLY OF THE EXISTING PRODUCT
     Subject to the terms and conditions herein, MacroMed shall supply Diatos with up to one hundred percent (100%) of Diatos’s requirements for the Existing Product upon and subject to the terms and conditions set forth in Exhibit A hereto, which is incorporated herein by reference. Upon and subject to the terms and conditions herein and in Exhibit A, Diatos agrees to obtain at least eighty percent (80%) of its requirements for the Existing Product from MacroMed.
ARTICLE 7
INTELLECTUAL PROPERTY
     7.1 Ownership of Inventions. Title to all inventions and other intellectual property made solely by MacroMed personnel in connection with this Agreement shall be owned by MacroMed. Title to all inventions and other intellectual property made solely by Diatos personnel in connection with this Agreement which inventions would not necessarily infringe (i.e. are not dominated by) any claim of one or more patent listed in Exhibit B, shall be owned by Diatos. Title to all inventions and other intellectual property made solely by Diatos personnel in connection with this Agreement, which inventions would necessarily infringe (i.e. are dominated by) any claim of one or more patents listed in Exhibit B, shall be jointly owned by MacroMed and Diatos. It is understood that a particular patent shall not be deemed to “necessarily infringe” nor be “dominated by” a patent listed in Exhibit B if products or processes under such patent can be substantially made, used, sold or practiced without infringing a patent listed in Exhibit B. Title to all inventions and other intellectual property made jointly by personnel of MacroMed and Diatos in connection with this Agreement shall be jointly owned by MacroMed and Diatos. Prosecution of any patent applications and patents with respect to jointly owned inventions and intellectual property described in this Section 7.1 shall be solely conducted as mutually agreed. If an agreement cannot be reached as to how to conduct prosecution of a jointly owned patent or application under this Section 7.1 that is dominated by a patent listed on Exhibit B, MacroMed shall have the sole right to appoint counsel and make other decisions related to such prosecution. Except as expressly provided in this Agreement, it is understood that neither party shall have any obligation to account to the other for profits, or to obtain any approval of the other party to exploit, license or assign any such jointly owned inventions or intellectual property, by reason of joint ownership thereof.
     7.2 Prosecution. MacroMed shall control, and agrees to use Commercially Reasonable Efforts to undertake the filing, prosecution and maintenance, including conducting interferences, re-examinations, reissues and oppositions, if any, (collectively, the “Prosecution”) of the Licensed Patents in the Diatos Territory, using counsel acceptable to Diatos (which acceptance shall not be unreasonably withheld or delayed). MacroMed shall keep Diatos informed as to such Prosecution, including using Commercially Reasonable Efforts to provide Diatos drafts of patent applications, responses and other filings in advance of their submission to their respective patent offices), and providing Diatos copies of any correspondence with or notices from the respective patent offices. MacroMed shall duly consider and follow any reasonable comments provided by Diatos with respect to the Prosecution of the Licensed Patents in the Diatos Territory. In the event MacroMed desires to abandon its efforts to Prosecute any Licensed Patents in the Diatos Territory, it shall notify Diatos at least thirty (30) days prior to any required action (or such shorter period as is reasonably practicable for non-extendable deadlines). In such event, Diatos shall have the right, but not the obligation, to Prosecute such Licensed Patents using counsel reasonable acceptable to MacroMed, in its discretion. However, if Diatos exercises its right to prosecute, the exercise of this right shall in no way modify the ownership rights set forth in Section 7.1. The exercise of Diatos right to prosecute will be solely in protecting their position as an exclusive licensee. Diatos may credit * percent (*%) of its actual and reasonable cost of Prosecution of such Licensed Patents in the Territory, against any payments under Articles 4 and 5 above.
     7.3 Enforcement. Subject to the provisions of this Section 7.3, in the event that Diatos or MacroMed reasonably believes that any Licensed Technology is being infringed or misappropriated in the Diatos Territory by a Third Party or is subject to a declaratory judgment action arising from either of such type of infringement in the Diatos Territory, in each case pertaining to Formulated Taxoids in the Diatos Territory, or any Licensed Marks is being infringed or diluted in the Diatos Territory (collectively, “Subject Infringements”), such Party shall promptly notify the other Party. Promptly after such notice the Parties shall meet to discuss the course of action to be taken with respect to an Enforcement Action (as defined below) with respect to such infringement or misappropriation, including the control thereof and sharing of costs and expenses related thereto, for the purposes of entering into a litigation agreement setting forth the same (“Litigation Agreement”).
          7.3.1 Right to Enforce. If the Parties do not enter such Litigation Agreement, Diatos shall have the initial right (but not the obligation) to enforce the Licensed Technology and Licensed Marks in the Diatos Territory with respect to the Subject Infringement, or defend any declaratory judgment action with respect thereto (an “Enforcement Action”); provided that any settlement of such Enforcement Action shall be subject to the approval of MacroMed if such settlement admits the invalidity or unenforceability of the Licensed Patents or Licensed Marks. It is understood and agreed that the foregoing shall not limit Diatos’s freedom to sublicense its rights hereunder in accordance with Section 2.2. The Parties agree that Diatos shall be entitled to credit * percent(*%) of its actual and reasonable costs of such Enforcement Action against any payments under Articles 4 and 5 above. In the event Diatos does not notify MacroMed that it intends to enforce or defend the Licensed Technology or Licensed Marks againts a Subject Infringement within one hundred and twenty (120) days after notice by either Party of an alleged Subject Infringement in the Diatos Territory, or notifies MacroMed at any time that it does not desire to enforce or defend the Licensed Technology or Licensed Marks with respect to such alleged Subject Infringement, then MacroMed shall have the right (but not the obligation) to enforce or defend against such alleged Subject Infringement, provided that any settlement of such Subject Infringement shall be subject to the approval of Diatos, if such settlement would not

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terminate all further use by the alleged infringer of the Licensed Technology and Licensed Marks in the Diatos Territory. If MacroMed does not file suit to enforce against the alleged Subject Infringement within sixty (60) days after such time, then the Parties shall be deemed to have made a “Decision Not to Enforce.”
          7.3.2 Cooperation. Absent a Litigation Agreement, the Party controlling the enforcement shall keep the other Party reasonably informed of the progress of any Enforcement Action, and the other Party shall have the right to participate with counsel of its own choice at its own expense, and shall reasonably cooperate with the Party initiating the Enforcement Action (including joining as a party plaintiff to the extent necessary and requested by the other Party).
          7.3.3 Allocation of Recoveries. Unless otherwise agreed, all amounts recovered in the Enforcement Action, after reimbursing each Party for its costs and expenses incurred in such Enforcement Action (including reimbursing MacroMed for the * percent (*%) credit described in Section 7.3.1), shall be shared between the Parties as follows: (a) if such Enforcement Action is initiated by Diatos, * percent (*%) to Diatos and * (*%) to MacroMed and (b) if such Enforcement Action is initiated by MacroMed, * percent (*%) to MacroMed and * percent (*%) to Diatos.
     7.4 Defense of Third Party Infringement Claims. If the development, manufacture, sale or use of any Product anywhere in the world under a Licensed Mark results in a claim alleging patent or trademark infringement against either Party (or its respective Affiliates or Sublicensees), such Party shall promptly notify the other Party hereto in writing. MacroMed (if the claim is brought against Products made sold or used in the MacroMed Territory) and Diatos (if the claim is brought against Products made, sold or used in the Diatos Territory) shall have the exclusive right to defend and control the defense of any such claim using counsel of its own choice; provided, however, that the other Party shall be kept informed of all material developments in connection with any such claim. The controlling Party shall not enter into any settlement relating to the Licensed Patents or Licensed Marks that admits the invalidity or unenforceability of any Licensed Patents or Licensed Mark, nor the infringement of any third party patent rights, trademark or other intellectual property rights by the Licensed Patents or Licensed Marks without the other Party’s approval, which shall not be withheld or delayed unreasonably. Any Liabilities shall be borne by the controlling Party; provided that Diatos may treat its Liabilities as pre-approved Third Party Payments under Section 5.2.2 above (i.e. meeting condition (i) in Section 5.2.2(b)).
     7.5 Patent Marking. Each Party agrees to mark and have its Affiliates and their Sublicensees mark all Products in accordance with the applicable statutes or regulations in the country or countries of manufacture and sale thereof.
     7.6 Licensed Marks. MacroMed hereby grants to Diatos an exclusive license, to use the Licensed Marks solely in connection with marketing, promoting, distributing and selling the Product in the Diatos Territory in accordance with this Agreement. The ownership and all goodwill from the use of the Licensed Marks shall vest in and inure to the benefit of MacroMed. Diatos agrees to file and maintain, at its own cost and discretion, any registration for the Licensed Marks in each country of the Diatos Territory in which Diatos is commercializing the

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Products. MacroMed will cooperate with Diatos with respect to the filing of any trademark applications within the Diatos Territory. In those countries where a trademark license must be recorded, MacroMed will, upon the request of Diatos, provide and record a separate trademark license for the Product, and Diatos shall cooperate in the preparation and execution of such documents.
     7.7 Grant-back. It is the intent of the Parties that this Agreement not block MacroMed’s freedom to operate regarding the practice and commercialization of the Licensed Technology (subject to the exclusive rights as may be granted to Diatos under this Agreement). Diatos hereby grants to MacroMed a non-exclusive, irrevocable, fully-paid up license, with the right to grant and authorize sublicenses, under any Improvements made by Diatos arising from use of the Licensed Technology, to make, use, sell, offer for sale or import any products of MacroMed and to practice the Improvements in connection with the foregoing. As used herein, “Improvements” shall mean any modification of the Product, so long as it remains a Formulated Taxoid, including modifications of the type or amount of the Taxoid drug, modification of the type or amount of the polymer matrix (i.e. the ReGel®), or modifications of or additional additives.
ARTICLE 8
CONFIDENTIALITY
     8.1 Confidential Information. Except as expressly provided in this Article 8, each Party shall keep completely confidential and shall not use, publish nor otherwise disclose the Confidential Information of the other Party. Notwithstanding the foregoing, each Party hereto may use or disclose Confidential Information of the other party to the extent such use or disclosure is reasonably necessary (a) in the exercise of the rights granted to it hereunder (including the right to grant sublicenses), provided that the recipient of such Confidential Information agrees in writing to be bound by confidentiality terms and conditions at least substantially, equivalent to those set forth in this Agreement, (b) in prosecuting or defending litigation, complying with applicable governmental laws, regulations or court order to otherwise submitting information to tax or other governmental authorities, (c) in submissions to regulatory authorities, or (d) as a part of patent applications filed on inventions made under this Agreement; provided that if a Party is required by law to make any such disclosure, other than pursuant to a confidentiality agreement, it will give reasonable advance notice to the other party of such disclosure and, save to the extent inappropriate in the case of patent applications or the like, will use its reasonable efforts to secure confidential treatment of such information.
     8.2 Terms of this Agreement. The Parties agree that each Party shall have the right to disclose the existence of this Agreement but not the specific terms of license of financial details hereof; provided, however, that each Party may disclose such terms and details (a) as required by law or regulation of any state or country or any agency thereof, (b) to the SEC, IRS and other federal, state or other governmental entities, or (c) in confidence to such Party’s attorneys, advisors, actual or potential investors, merger or acquisition partners, sublicensees and others who have a need to know.

     8.3 Press Release. Each Party shall provide prior written notice to the other Party of any press release pertaining to this Agreement intended for public disclosure, and can disclose it only when the other Party consents to the conditions and contents of such disclosure, which consent shall not be unreasonably withheld and shall be deemed given if such other Party does not respond within seven (7) days. Notwithstanding the foregoing, the Parties have agreed upon the substance of information that can be used to describe this transaction and the terms and conditions of this Agreement, as set forth in Exhibit C hereto, and each Party acknowledges and agrees that the other Party may disclose the information specified in Exhibit C at any time and from time to time without the consent of the other Party. In addition, subject to Section 8.4 below, each Party shall retain the right to publicly disclose information as to its own activities hereunder, without having to obtain the consent of the other Party under this Section 8.3, provided that such disclosure does not reference the name of the other Party nor this Agreement.
     8.4 Publications. The Parties further agree that each Party shall consult with the other Party prior to the submission of any manuscript for publication or making any public presentation, including speeches and conference posters, if such publication or presentation contains any Confidential Information of the other Party. Such consultation shall include providing a copy of the proposed manuscript or presentation at least sixty (60) days prior to the proposed date of submission of such manuscript to a publisher or the proposed date of presentation, incorporating appropriate changes proposed by the other Party as to its Confidential Information into the manuscript submission or presentation, and deleting all Confidential Information of the other Party as it may request. In addition, each Party shall consult with the other Party prior to first publishing the results of any Clinical Trial of the Products conducted by such Party. Such consultation shall include using Commercially Reasonable Efforts to provide such other Party with a copy of the proposed disclosure of Clinical Trial results at least fifteen (15) days prior to the date of first publication. The Parties agree, however, that each Party retains the right to publish any results of its Clinical Trial of the Products, after such fifteen (15) day period, or at any time if it reasonably determines that a public disclosure is required by applicable law or regulations. In-addition, once any results of a Clinical Trial has been published by either Party in accordance with this Section 8.4, each Party shall retain the right to re-publish such results without further consultation under this Section 8.4.
     8.5 Residual Know-how. Notwithstanding Section 8.1 above, the Parties agree that use of ideas, concepts and know-how abstracted from the Confidential Information received hereunder, which are retained in the unaided memories of the receiving Party’s employees who had access to such Confidential Information, shall not be deemed a breach of this Agreement. This Section 8.5 shall not be deemed to extend to any patent rights in such ideas, concepts and know-how.
ARTICLE 9
REPRESENTATIONS AND WARRANTIES
     9.1 General Warranties. Each Party represents and warrants to the other Party that it is a corporation duly organized and validly existing under the laws of the state or country of its incorporation, the execution, delivery and performance of this Agreement by such party has been duly authorized by all requisite corporate action, and it has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder.
     9.2 Intellectual Property. MacroMed represents, warrants and covenants to Diatos that:
          9.2.1 As of the Effective Date, MacroMed solely owns all right, title and interest in and to the Licensed Technology and Licensed Marks free of any liens or restrictions (except as set forth in that certain Amended and Restated Intellectual Property Security Agreement, dated as of April 15, 2004, by and among MacroMed and Jacques Gonella, Ph.D., Sun Wan Kim, Ph.D., Samyang Corporation, Samyang Genex Corporation and JG Consulting AG, provided to Diatos), and MacroMed has the right to grant to Diatos all of the Licenses and other rights with respect to the Licensed Technology and Licensed Marks granted to Diatos under this Agreement. MacroMed has not and will not enter into any agreement nor grant any third party any rights with respect to the Licensed Technology and Licensed Marks that are inconsistent with the rights granted to Diatos under this Agreement or which would limit the scope of, or otherwise materially adversely affect Diatos’s rights to practice, the Licensed Technology and Licensed Marks hereunder or which would limit MacroMed’s ability to perform all of the obligations undertaken by MacroMed hereunder. MacroMed is not a party to, nor otherwise bound by, any contract that will result in any person or entity obtaining any interest in, or which would give any third party any right to assert any claim in or with respect to, Diatos’s rights under this Agreement. MacroMed shall not suffer or permit any liens or restrictions to be imposed on the Licensed Technology and Licensed Marks without the prior written consent of Diatos, unless the lien holder agrees to take the Licensed Technology and Licensed Marks subject to Diatos’s rights therein.
          9.2.2 Exhibit B accurately and completely identifies all patents and patent applications that are related to and which are believed to provide patent coverage of the Licensed Technology as of the Effective Date.
          9.2.3 As of the Effective Date, no item of Licensed Technology is in-licensed by MacroMed from an Affiliate or Third Party. With respect to each item of Licensed Technology licensed by MacroMed from an Affiliate or Third Party after the Effective Date: MacroMed shall not take or authorize any action that would allow its rights under such Licensed Technology to lapse or otherwise terminate; MacroMed has provided to Diatos a true, correct and complete copy of each license agreement by MacroMed with such Affiliate or Third Party for such Licensed Technology (each, an “In-License Agreement”); such In-License Agreements are in full force and effect; as of the Effective Date, neither MacroMed nor, to the knowledge of MacroMed, such Affiliate or Third Party are in breach of any provision of such In-License Agreements, and MacroMed has neither given to, nor received from, such Affiliate or Third Party notice of any such breach.
          9.2.4 To MacroMed’s knowledge as of the Effective Date, except for that disclosed by MacroMed to Diatos prior to the Effective Date in a writing referencing this Section 9.2.4: (a) MacroMed is not aware of any patents or patent applications (including international and provisional applications) not within the Licensed Patents that cover or claim the Product or its manufacture, use or sale as part of any Product in the Field, (b) Diatos’s practice of the Licensed Technology hereunder will not infringe the patent rights or other intellectual property rights of a Third Party, (c) none of the Licensed Patents are invalid, unenforceable, have been infringed or misused, and (d) there are no existing actions, suits or proceedings, and MacroMed has not received any written claim or demand from a Third Party, that challenges MacroMed’s rights with respect to the Licensed Technology, and/or Products or MacroMed’s rights to enter into this Agreement or that asserts that development, manufacture or sale of Products would infringe the intellectual property rights of a third party.
     9.3 Development and Regulatory Activities. MacroMed represents, warrants and covenants to Diatos that:
          9.3.1 MacroMed will and has conducted or will and has caused its contractors or consultants to conduct its preclinical and clinical studies for Products, in accordance with (i) laws or regulations, (ii) the known or published standards of the Regulatory Authority, and (iii) scientific standards applicable to the conduct of such studies and activities; in each case of the country in which such studies are conducted, and to the extent not inconsistent therewith, such laws, regulations and standards of the United States and any ICH guidelines. Neither MacroMed, any officer, employee of MacroMed, nor to MacroMed’s knowledge, any subcontractor of MacroMed, has made an untrue statement of a material fact to any Regulatory Authority with respect to the Products, or has knowingly failed to disclose a material fact required to be disclosed to any Regulatory Authority with respect to Product. During the term of this Agreement, MacroMed shall not, and shall cause its officers, employees and subcontractors not to, make any untrue statement of material fact to any Regulatory Authority with respect to the Products, or knowingly fail to disclose a material fact required to be disclosed to any Regulatory Authority with respect to the Product.
          9.3.2 In the course of its development of the Product, MacroMed will not conduct and has not conducted any development activities in violation of applicable laws and regulations, including current Good Laboratory Practices (“GLP”), current Good Clinical Practices (“GCP”), and current Good Manufacturing Practices (“GMP”). To the knowledge of MacroMed as of the Execution Date, there are no problems that would reasonably require that any current development activities be materially delayed, suspended or abandoned before their completion.
          9.3.3 To its knowledge, MacroMed has not employed and will not employ any personnel, and has not knowingly used and will not knowingly use a contractor or consultant, debarred by the FDA (or subject to a similar sanction of a Regulatory Authority outside the United States), or who is subject of an FDA debarment investigation or proceeding (or similar proceeding of a Regulatory Authority outside the United States).
          9.3.4 As of the Execution Date, neither MacroMed nor its Affiliates, nor, to MacroMed’s knowledge, its subcontractors, has received any notice in writing or otherwise has knowledge of any facts which have led MacroMed to believe that any of the regulatory filings relating to Product are not currently in good standing with, the FDA or any other Regulatory Authority. As of the Execution Date, there are no inquiries, actions or other proceedings pending before or, to MacroMed’s knowledge, threatened by, any Regulatory Authority or other government agency with respect to Product or any facility where Products are manufactured, and neither MacroMed nor, to the knowledge of MacroMed its subcontractors, has received written notice threatening any such inquiry, action or other proceeding.
          9.3.5 MacroMed has all regulatory approvals that are required to manufacture Product for the conduct of clinical trials being conducted as of the Execution Date, and to its knowledge, such manufacture is in compliance with the terms and conditions of such regulatory approvals. All current regulatory approvals are valid and in full force and effect. As of the Execution Date, to MacroMed’s knowledge, no suspension, revocation, cancellation or withdrawal of any such regulatory approval is threatened and no cause exists such suspension, revocation, cancellation or withdrawal.
     9.4 Full Disclosure. MacroMed has not omitted to furnish Diatos any information requested by Diatos in writing prior to the Effective Date, and has not intentionally concealed from Diatos, any material information in its possession concerning the Licensed Technology, Licensed Marks, the Existing Product, any Second Generation Products or the transactions contemplated by this Agreement. Nor has MacroMed failed to disclose to Diatos any information which makes the information disclosed misleading. Without limiting the foregoing, MacroMed has disclosed to Diatos any information MacroMed has that indicates a substantial likelihood that the Product will not prove to be safe in animals or humans. In addition, as of the Effective Date, there are no Second Generation Products.
     9.5 Diatos. Diatos represents, warrants and covenants to MacroMed that:
          9.5.1 Diatos will and will cause its contractors or consultants to conduct its preclinical and clinical studies for Products, in accordance with (i) laws or regulations, (ii) the known or published standards of the Regulatory Authority, and (iii) scientific standards applicable to the conduct of such studies and activities; in each case, of the country in which such studies are conducted, and to the extent not inconsistent therewith, any ICH guidelines. Neither Diatos, any officer, employee of Diatos, nor to Diatos’s knowledge, any subcontractor of Diatos, has made an untrue statement of a material fact to any Regulatory Authority with respect to the Products, or has knowingly failed to disclose a material fact required to be disclosed to any Regulatory Authority with respect to Product. During the term of this Agreement, Diatos, shall not, and shall cause its officers, employees and subcontractors not to, make any untrue statement of material fact to any Regulatory Authority with respect to the Products, or knowingly fail to disclose a material fact required to be disclosed to any Regulatory Authority with respect to the Product.
          9.5.2 In the course of its Development of Product, Diatos will not conduct any Development activities in violation of applicable laws and regulations, including GLP, GCP, and GMP.
          9.5.3 To its knowledge, Diatos has not employed and will not employ any personnel, and has not knowingly used and will not knowingly use a contractor or consultant, debarred by the FDA (or subject to a similar sanction of a Regulatory Authority), or who is subject of an FDA debarment investigation or proceeding (or similar proceeding of a Regulatory Authority).
     9.6 Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 9, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES TO THE OTHER PARTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, REGARDING PATENT RIGHTS, KNOW-HOW OR DATA INCLUDING, BUT NOT LIMITED TO, NO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NO INFRINGEMENT, NOR VALIDITY.
ARTICLE 10
INDEMNIFICATION; INSURANCE
     10.1 Indemnification of MacroMed. Subject to Section 10.4 below, Diatos shall indemnify each of MacroMed and its directors, officers, and employees (MacroMed’s “Indemnitees”), and hold each MacroMed Indemnitee harmless from and against any and all liabilities, damages, settlements, claims, actions, suits, penalties, fines, costs or expenses (including, without limitation, reasonable attorneys’ fees and other expenses of litigation) (“Liabilities”) incurred by any MacroMed Indemnitee, arising from, or occurring as a result of any claim, action, suit, or other proceeding brought by third parties (“Claim”) against a MacroMed Indemnitee arising from or occurring as a result of (a) gross negligence, willful misconduct or failure to comply with Laws by Diatos, (b) the breach of its representations and warranties set forth in Article 9 above, and (e) subject to Section 10.3 below, product liability claims relating to any Products used, sold or otherwise distributed by Diatos, its Affiliates or their Sublicensees; except in each case to the extent such claim is caused by factors described in clauses (a) through (d) of Section 10.2 below.
     10.2 Indemnification of Diatos. Subject to Section 10.4 below, MacroMed shall indemnify each of Diatos and its directors, officers, and employees (Diatos’s “Indemnitees”), and hold each Diatos Indemnitee harmless from and against any and all Liabilities arising from or occurring as a result of any Claim against a Diatos Indemnitee arising from or occurring as a result of (a) gross negligence, willful misconduct or failure to comply with Laws by MacroMed, (b) the breach of its representations and warranties set forth in Article 9 above, (c) the supply by MacroMed to Diatos of Products that fail to comply with Section A.6.1 of Exhibit A, (d) product liability claims relating to any Products used, sold or otherwise distributed, or the conduct of clinical trials of Product, by MacroMed, its Affiliates or their Sublicensees, and (e) subject to Section 10.3 below, product liability claims relating to any Products used, sold or otherwise distributed by Diatos, its Affiliates or their Sublicensees; except in each case to the extent such claim is caused by factors described in clauses (a) or (b) of Section 10.1 above.
     10.3 Product Liability Claims in the Diatos Territory. The Parties shall share the Liabilities of each Party’s Indemnitees arising from or occurring as a result of any Claims against each Party’s Indemnitees under Sections 10.1 (c) or 10.2(e) (“Product Liability Claims”) so that Diatos shall bear * percent (*%) of such Liabilities and MacroMed shall bear * percent (*%) of such Liabilities, but excluding any Liabilities to the extent attributable to clauses (a) and (b) of Section 10.1 or clauses (a) through (d) of Section 10.2.

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     10.4 Procedure. A Party that intends to claim indemnification hereunder (the “Indemnitee”) shall promptly notify the indemnifying Party (the “Indemnitor”) in writing of any Claim for which such Party’s Indemnitees intend to claim indemnification hereunder. As between the parties, the Indemnitor shall have the right to control the defense and settlement of such claim, action, suit, or other proceeding (other than Product Liability Claims, for which Diatos shall have the right to control the defense and settlement thereof); provided that the other Party shall have the right to participate in such defense or settlement with counsel of its own choosing at its expense. Notwithstanding the foregoing, the indemnity agreement in this Article 10 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior consent of the Indemnitor, to the extent such consent is not withheld unreasonably or delayed. The failure to deliver written notice to the indemnitor within a reasonable time after the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under this Article 10 but the omission so to deliver written notice to the Indemnitor shall not relieve the Indemnitor of any liability that it may have to any Indemnitee otherwise than under this Article 10. Without limiting the foregoing, the party controlling the defense and/or settlement of a Claim under this Section 10.4 shall keep the Indemnitee fully informed of the progress of such defense and/or settlement.
     10.5 Insurance. Each Party further agrees to obtain and maintain, during the term of this Agreement and for five (5) years thereafter, Comprehensive General Liability Insurance, including products liability insurance, with reputable and financially secure insurance carrier, to cover its indemnification obligations under this Article 10 in a form and at levels commensurate with standard and customary practices in the biopharmaceutical industry. Such liability insurance shall be maintained on a claims-made basis. Each party shall furnish to the other party on request certificates issued by the insurance company setting forth the amount of the liability insurance and a provision that the other party hereto shall receive thirty (30) days’ written notice prior to termination, reduction or modification of coverage.
ARTICLE 11
TERM AND TERMINATION.
     11.1 Term. The term of this Agreement shall commence on the Effective Date and on a Product-by-Product and country-by-country basis, unless earlier terminated as provided in this Article 11, shall continue in full force and effect until the expiration of the Royalty Term for such Product and country.
     11.2 Termination for Breach. Either Party may terminate this Agreement upon written notice in the event that the other Party shall have materially breached this Agreement, and such breach is not cured within thirty (30) days after receiving written notice of such breach. Notwithstanding the foregoing, if either Party is unable to remedy such breach for causes beyond its reasonable control within such thirty (30) day period, then this Agreement may not be terminated so long as such Party has presented prior to the end of the aforementioned thirty (30) day period a plan for curing such breach, and thereafter is pursuing in accordance with such plan a cure of such breach in a timely manner and can demonstrate that it is taking all diligent actions possible to cure such breach. In addition, if during such thirty (30) day period, the allegedly breaching Party disputes that it has materially breached this Agreement, then the other Party shall not have the right to terminate this Agreement until it has been finally determined in accordance with Article 12 below that the allegedly breaching Party has materially breached this Agreement, and such Party fails to comply herewith within thirty (30) days thereafter.
     11.3 Termination by Diatos. Diatos may terminate this Agreement, in whole or in part, upon ninety (90) days written notice.
     11.4 Effect of Termination.
          11.4.1 Accrued Obligations. Expiration or any termination of this Agreement shall not release either Party hereto from any liability which at the time of such expiration or termination has already accrued to such Party or which is attributable to a period prior to such expiration or termination, nor preclude either Party from pursuing any rights and remedies it may have hereunder or at law or in equity which accrued to it prior to such expiration or termination; in each case, subject to the terms of this Agreement.
          11.4.2 Stock on Hand. In the event this Agreement is terminated (but excluding termination caused by Diatos’s breach or pursuant to Section 11.3 above), Diatos shall have the right to sell or otherwise dispose of all Products in the process of manufacture, testing, in use or in stock, provided that Diatos shall remain obligated to make payment of royalties to MacroMed for such Products in accordance with Article 5 hereof.
          11.4.3 Expiration. In the event of expiration (but not termination) of this Agreement with respect to a Product in a country, Diatos’s license under the Licensed Know-how under Article 2 for such Product in such country shall become fully paid and irrevocable. Upon expiration of this Agreement, unless otherwise mutually agreed, MacroMed shall continue supplying Product to Diatos in accordance with Article 6 and Exhibit A, for so long as Diatos and/or its Sublicensees continue commercializing the Product.
          11.4.4 Return of Rights. Except as reasonably necessary for each Party’s surviving rights or obligations under this Article 11, in the event of any termination (but not expiration) of this Agreement other than due to MacroMed’s material breach hereof, (a) all of Diatos’s license rights with respect to the Licensed Technology shall terminate, and (b) each Party shall promptly destroy, or if requested by the other Party within forty-five (45) days after such termination return, all Confidential Information of the other Party then in such Party’s possession or control; provided that each Party also may retain one (1) copy of such Confidential Information in its legal files for purposes of determining the scope of its rights and obligations hereunder; provided that such copy shall remain subject to the non-use and non-disclosure provisions hereof.
          11.4.5 Coordination with Abandonment under Section 2.5. A notice by Diatos under Section 2.5.1 with respect to a country(ies) shall be deemed a notice of termination under Section 11.3 with respect to such countries, and such country shall be removed from the definition of Diatos Territory hereunder upon the effective date of such termination. In the event there are no countries remaining in the Diatos Territory after such termination, this Agreement shall be deemed terminated in whole. Likewise, in the event of a notice of termination of this Agreement pursuant to Section 11.3, Diatos shall be deemed to have made an affirmative company decision that it does not desire to develop or commercialize the Products in the terminated countries and so notified MacroMed thereof, and Section 2.5 above shall apply with respect to such countries.
          11.4.6 Transfer of Marketing Approvals.
               (a) Breach. In the event this Agreement is terminated by MacroMed pursuant to Section 11.2 due to the material breach of Diatos, Diatos shall promptly transfer to MacroMed all of its right, title and interest in and to the MAAs, Marketing Approvals and other regulatory filings or approvals for the Products filed or obtained by Diatos.
               (b) Voluntary Termination. In the event of termination of this Agreement pursuant to Section 11.3 above (including pursuant to Section 2.5), in whole or in part, on an Abandoned Market-by-Abandoned Market basis, provided that the Parties have agreed on terms under Section 2.5 or such terms have been established pursuant to Section 12.3 for such Abandoned Market, Diatos shall promptly transfer to MacroMed all of its right, title and interest in and to the MAAs, Marketing Approvals and other regulatory filings or approvals for the Products filed or obtained by Diatos in such Abandoned Market.
          11.4.7 Survival. In addition, Articles and Sections 1 (except 1.31.1), 3.5 (to the extent necessary to comply with each Party’s obligations under law), 5.6 (for three (3) years following expiration or termination), 7.1,7.3, 7.4 (7.3 and 7.4 only with respect to defense of claims made prior to expiration or termination), 7.5 (with respect to Products sold under Section 11.4.2), 7.7, 8, 9 (only with respect to claims made prior to expiration or termination), 10, 11, 12, 13 of this Agreement and Articles and Sections A.1, A.3.3, A.5.5, A.6.1 of Exhibit A and Exhibit B shall survive the expiration and any termination of this Agreement for any reason other than due to material breach of MacroMed. All other Articles and Sections of this Agreement shall terminate in the event of expiration or termination of this Agreement. Upon the termination of this Agreement for any reason, any sublicense granted by Diatos hereunder shall survive, provided that upon request by MacroMed, each Sublicensee promptly agrees in writing to be bound by the applicable terms of this Agreement.
          11.4.8 Breach of MacroMed. In the event this Agreement is terminated by Diatos pursuant to and in accordance with Section 11.2 hereof due to the material breach of MacroMed hereof, (a) Diatos shall retain all of its license rights with respect to the Licensed Technology, (b) Sections 2.3 and 2.5 shall terminate with respect to the obligations of Diatos, (c) Diatos shall no longer be obligated to, but may at its discretion, continue the Collaboration Committee under Section 3.1 and the coordination of sublicense activities and other activities under Section 3.2, (d) Diatos shall no longer be obligated to, but may at its discretion, continue to purchase some or all of its requirements of Products from MacroMed in accordance with Article 6 and Exhibit B, and Diatos shall have the right to have an Alternate Source manufacture up to one hundred percent (100%) of its requirements, (e) Diatos shall not be obligated to provide to MacroMed nor ensure MacroMed access to, copies of or rights to reference any Data under Section 3.3, and Section 9.5 shall terminate, and (f) the milestones and royalties set forth in Articles 4 and 5 shall be reduced by fifty percent (50%) prior to any other reductions. In the event of such termination, (i) Articles and Sections 1 (except 1.31.1), 3.5 (to the extent necessary to comply with each Party’s obligations under law), 7.1, 7.7, 8, 9, 10, 11, 12, 13 of this Agreement and Articles and Sections A. 1, A.3.3, A.5.5, A.6.1 of Exhibit A and Exhibit B shall survive such termination, (ii) subject to clauses (a) through (f) and clause (i) above, Articles and Sections 1.31.1, 2, 3, 4, 5, 6, 7 (other than 7.1 and 7.7), 13.3 (only with respect to MacroMed’s obligations) and Exhibit A shall survive only until the expiration of the respective Royalty Term, and upon expiration of such Royalty Term, Section 11.4.3 shall apply as if this Agreement had expired, and (iii) all other Articles and Sections of this Agreement (including the Exhibits) shall terminate upon such termination.
ARTICLE 12
DISPUTE RESOLUTION
     12.1 Disputes. The Parties recognize that disputes as to certain matters may from time to time arise during the term of this Agreement which relate to either Party’s rights and/or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, prior to filing or initiating any legal proceeding under Section 12.2, each Party agrees to have such dispute referred, upon written notice to the other Party, to the Chief Executive Officers of Diatos and MacroMed, who shall attempt to resolve such dispute by good faith negotiations within thirty (30) days of such referral. In the event the Parties should resolve such dispute or claim, a memorandum setting forth their agreement will be prepared and signed by both Parties if requested by either Party. In the event that such officers are not able to resolve such dispute within such thirty (30) day period, then either Party may pursue arbitration in accordance with Section 12.2 below.
     12.2 Arbitration. All disputes that may arise under or in relation to this Agreement (other than those disputes described in Section 2.5, or Section A.7.3(b) or Section A.3.2(a) of Exhibit A which shall be subject to Section 12.3 below) shall be settled by binding arbitration. The place of arbitration shall be, unless otherwise agreed between the parties hereto, held in San Francisco, California, and arbitration shall be held under the Rules of Arbitration of the American Arbitration Association by one or more arbitrators appointed in accordance with the said Rules. The decision and/or award rendered by the arbitrator(s) shall be written, final and non-appealable, and judgment on such decision and/or award may be entered in any court of competent jurisdiction. The costs of any arbitration, including administrative fees and fees of the arbitrator(s), shall be shared equally by the Parties, unless otherwise determined by the arbitrator(s). Each Party shall bear the cost of its own attorneys’ and expert fees.
     12.3 Short-Form Arbitration. With respect to (a) the establishment of commercially reasonable terms for granting the non-Abandoning Party rights to develop and/or commercialize Products in an Abandoned Market under Section 2.5 above, or (b) the determination of reasonable measures to remedy a Product supply shortage under Section A.7.3(b), or (c) determining reasonable forecasting and order procedures under Section A.3.2(a) any matters that cannot be mutually agreed by the Parties as set forth in such Sections, shall (i) upon the request of the non-Abandoning Party in the case of Section 2.5, or (ii) upon the request of Diatos in the case of Section A.7.3(b), or (iii) or (ii) upon request of either Party in the case of Section A.3.2(a), be determined by binding arbitration conducted pursuant to this 12.3 by one (1) arbitrator. In such arbitration, the arbitrator shall be an independent expert (including in the area of the dispute) with at least five (5) years of experience in the pharmaceutical or biotechnology industry mutually acceptable to the Parties. If the Parties are unable to agree on an arbitrator, the arbitrator shall be an independent expert as described in the preceding sentence selected in accordance with the Rules of Arbitration of the American Arbitration Association. In an arbitration conducted under this Section 12.3, each Party shall prepare a written report setting forth its position with respect to the substance of the dispute and THE ARBITRATOR SHALL SELECT ONE OF THE PARTY’S POSITIONS AS HIS DECISION, BASED ON THE CRITERIA, IF ANY, SET FORTH IN THE RELEVANT SECTIONS 2.5, A.3.2(a) or A.7.3(b), AND SHALL NOT HAVE AUTHORITY TO RENDER ANY SUBSTANTIVE DECISION OTHER THAN TO SO SELECT THE POSITION OF EITHER MACROMED OR DIATOS. The arbitrator shall establish reasonable additional procedures to facilitate such arbitration, including preliminary meetings between the Parties to discuss potential terms. Except as provided in this Section 12.3, such arbitration shall be conducted in all respects under the Rules of Arbitration of the American Arbitration Association. Each Party shall bear its own costs of arbitration under this Section 12.3 and its own expenses in connection with such arbitration. The Parties shall use diligent efforts to cause the completion of any such arbitration within sixty (60) days following the initiation of such arbitration.
ARTICLE 13
MISCELLANEOUS
     13.1 Governing Law. This Agreement shall be interpreted and construed in accordance with the laws of State of California, the United States of America without regard to conflicts of law principles.
     13.2 No Waiver. It is agreed that no waiver by any Party of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach on default.
     13.3 No Assignment. Neither this Agreement nor any right or obligation hereunder may be assigned or delegated in whole or part, by either Party without the prior written consent of the other; provided, however, that each Party may, without the written consent of the other Party, assign this Agreement to any entity which has acquired all or substantially all of the business or assets of such Party pertaining to this Agreement, whether by merger, consolidation, sale or otherwise. The terms and conditions of this Agreement shall be binding on and inure to the benefit of the permitted successors and assigns of each Party. Any assignment in contravention of this Section 13.3 shall be null and void.
     13.4 Independent Contractors. The relationship of the Parties hereto is that of independent contractors. The Parties hereto are not deemed to be agents, partners or joint venturers of the other Party for any purpose as a result of this Agreement or the transactions contemplated hereby.

     13.5 Compliance with Laws. In exercising their rights under this license, the Parties shall fully comply with the requirements of any and all applicable laws, regulations, rules and orders of any governmental body having jurisdiction over the exercise of rights under this Agreement.
     13.6 Notices. All notices, requests and other communications hereunder shall be in writing and shall be personally delivered or sent by registered or certified airmail, return receipt requested, postage prepaid; facsimile transmission (receipt verified prior to 5 p.m. local time of the receiving Party, on a business day); or express courier service (signature required), in each case to the respective address specified below, or such other address or fax number as may be specified in writing to the other Party:

MacroMed:	MacroMed, Inc.
9520 S. State Street
Sandy, Utah, 84070
Attn: C.E.O.
Fax: 1 (801) 565-8562

with a copy to:	Parsons Behle & Latimer
201 South Main Street, Suite 1800
Salt Lake City, Utah 84111
Attn: Robert C. Delahunty, Esq.
Fax: 1 (801) 536-6111

Diatos:	Diatos SA
166 boulevard du Montparnasse,
75014 Paris,
France
Attn: C.E.O.
Fax: +33-1-53-80-93-89

with a copy to:	Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304, USA
Attn: Ken Clark, Esq.
Fax: 1 (650) 493-8311
     13.7 English Language. This Agreement and all notices and other documents issued pursuant hereto shall be in the English language. Any translation of this Agreement into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version of this Agreement and such translation, the English version shall control.
     13.8 Bankruptcy. All rights and licenses granted to each Party under or pursuant to this Agreement are, and shall be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, licenses to rights of “intellectual property” as defined thereunder,

Notwithstanding any provision contained herein to the contrary, if either Party is under any proceeding under the Bankruptcy Code and the trustee in bankruptcy of such Party, or such. Party, as a debtor in possession, rightfully elects to reject this Agreement, the other Party may, pursuant to 11 U.S.C. Section 365(n) (1) and (2) retain any and all of such other Party’s rights hereunder, to the maximum extent permitted by law, subject to the payments specified herein.
     13.9 Security Interests. If, during the Royalty Term, MacroMed grants, creates or otherwise permits to exist any security interest, lien, or other encumbrance (a “Security Interest”) in or upon the Licensed Technology (other than (a) those Security Interests which MacroMed has disclosed to Diatos are outstanding as of the Effective Date and (b) inchoate liens arising in the ordinary course of business which do not represent any material risk of loss or forfeiture), MacroMed will cause and require the holder of any such Security Interest (the “Holder”) to agree, in writing, that (i) in the event such Holder exercises any remedy under its Security Interest which would result in all or a portion of the ownership of the Licensed Technology being transferred to such Holder or to any third party, such transfer will not effect Diatos’ rights to . utilize the Licensed Technology hereunder, and Diatos shall have the uninterrupted right to exercise the license granted to it pursuant to this Agreement so long as Diatos continues to perform its duties and obligations hereunder (including without limitation its duties to make royalty, sublicense fee and milestone payments), and(ii) such Holder shall cooperate fully with Diatos to protect Diatos’s license rights hereunder in the event of any bankruptcy of MacroMed.
     13.10 Export Laws. Notwithstanding anything to the contrary contained herein, all obligations of MacroMed and Diatos are subject to prior compliance with the export regulations of the United States and the country of export and such other laws and regulations of the United States and the country of export as may be applicable, and to obtaining all necessary approvals required by the applicable agencies of the government of the United States and the country of export.
     13.11 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision and the Parties shall discuss in good faith appropriate revised arrangements. In the event a Party (the “Asserting Party”) seeks to avoid a provision of this Agreement by asserting such provision is invalid, illegal or otherwise unenforceable, the other Party shall have the right to terminate this Agreement upon sixty (60) days’ prior written notice to the Asserting Party, unless such assertion is eliminated and the effect of such assertion cured within such sixty (60) day period. Such termination shall be deemed termination by such other Party for the material breach of the Asserting Party.
     13.12 Force Majeure. Nonperformance of any Party (except for those provisions specifying obligations or rights in the event of Force Majeure) shall be excused to the extent that performance is prevented by Force Majeure.
     13.13 Employees. During the first two (2) years after the Effective Date, neither Party shall solicit for employment, or employ, any person who is then-currently (or was during the immediate prior three (3) month period) employed by the other Party, without the prior written consent of such other Party.

     13.14 Complete Agreement; Amendment. It is understood and agreed between MacroMed and Diatos that this Agreement, together with the letter agreement dated December 15,2004 from Sun Wan Kim, Ph.D., Jacques Gonella, Ph.D., Sanyang Corporation, Samyang Genex Corporation and J.G. Consulting AG and the letter agreement dated December 15,2004 from MacroMed, Inc., constitute the entire agreement, both written and oral, between the Parties with respect to the subject matter hereof, and shall supersede and cancel all prior agreements respecting the subject matter hereof, either written or oral, expressed or implied, including, without limitation, that certain document entitled “Non-Binding Term Sheet for a License Agreement between Diatos SA and MacroMed, Inc,” dated August 4th, 2004, and the letter dated August 4th, 2004 between the Parties regarding the same (“Exclusivity Letter”). No amendment or change hereof or addition hereto shall be effective or binding on either of the Parties hereto unless reduced to writing and executed by the respective duly authorized representatives of MacroMed and Diatos.
     3.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both together shall be deemed to be one and the same agreement.
     13.16 Headings. The captions to the several Articles and Sections hereof are not a part of this Agreement, but are included merely for convenience of reference only and shall not affect its meaning or interpretation.

MACROMED, INC		DIATOS SA

By:	/s/ Thomas Bergman	By:	/s/ John Tchelingerian, Ph.D.

Name:	Thomas Bergman	Name:	John Tchelingerian, Ph.D.

Title:	Chief Executive Officer	Title:	President and Chief Executive Officer

Date:	Dec - 15 - 2004	Date:	December 17, 2004